Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

•	Record high quarterly revenue of $485.9 million in 4Q12, an increase of 5.4% quarter over quarter, and up 67.8% year over year.

•	$189.8 million net cash generated from operations in 4Q12, $70.8 million more than 3Q12.

•	Net income of $39.7 million attributable to Semiconductor Manufacturing International Corporation in 4Q12, compared to $12.0 million in 3Q12.

•	Diluted EPS was $0.06 per ADS. —

Set out below is a copy of the full text of the press release by the Company on February 6, 2013, in relation to its unaudited results for the three months ended December 31, 2012.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –February 6, 2013. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2012.

First Quarter 2013 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to be up 1% to down 2%.

•	Gross margin is expected to range from 17.5% to 19.5%.

•	Operating expenses excluding the effect of foreign exchange, government R&D grants and assets disposal are expected to range from $74 million to $77 million.

•	2013 capital expenditure for foundry operations is expected to be approximately $600 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “I am pleased to report that SMIC has outperformed the foundry market cycle again in the fourth quarter of 2012. We achieved record high revenue of $485.9 million, representing sequential growth of 5.4%, and year over year growth of 67.8%. Furthermore, we delivered a net profit attributable to SMIC of $39.7 million in the fourth quarter.

“Based on our unaudited financial statements for the full year of 2012, we also achieved record high revenue of $1.7 billion, representing an increase of 29% year over year. Moreover, we delivered a positive net income attributable to SMIC of $15.9 million in 2012, which is our highest in seven years. In 2012, because of our improved operations, customer service, and quality, SMIC gained significant customer confidence, which contributed to high fab utilization. Apart from improved operations, revenue drivers in 2012 also included demand for mobile devices. Notably, our revenue from China customers grew 34.1% in 2012 over 2011, while employing our full spectrum of technology from 0.35-micron to 40nm.

“Our 45/40nm process commenced volume shipment in the fourth quarter, and its contribution more than tripled quarter-over-quarter to 2.6% of revenue. Our 28nm offering is on track and both HKMG and PolySiON processes are targeted to be ready by the fourth quarter of 2013.

“As the leading and most advanced foundry provider in China, we have upgraded our technology portfolio, services and quality to help all of our customers participate in the rapidly growing China semiconductor market. The latest survey published by the Ministry of Industry and Information Technology’s China Software and Integrated Circuit Promotion Center (CSIP) in November 2012 specifies that approximately 75% of Chinese fabless companies choose SMIC as their preferred foundry partner in 2012, a noticeable and significant improvement as compared to 59% in 2011.

“I am very pleased with SMIC’s achievements in 2012, and we are starting 2013 with both excitement and caution. I believe we have the right strategy, the right focus and the right team. We will continue to focus on sustainable profitability, growth, and shareholder value.”

Conference Call / Webcast Announcement

Date: February 7, 2013
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States	1-718-354-1231	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
China	86-80-0819-0121	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/d532va5f

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2013 Guidance”, and the statement regarding our expectation that both HKMG and PolySiON processes will be ready by the fourth quarter of 2013 are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 27, 2012, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Fourth Quarter 2012 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q12	3Q12	QoQ	4Q11	YoY
Sales	485,894	461,168	5.4%	289,628	67.8%
Cost of sales	389,127	334,348	16.4%	310,959	25.1%
Gross profit	96,767	126,820	-23.7%	(21,331)	—
Operating expenses	44,044	106,452	-58.6%	85,667	-48.6%
Income (loss) from operations	52,723	20,368	158.9%	(106,998)	—
Total other income (loss), net	(2,353)	(7,806)	-69.9%	5,430	—
Income tax expenses	(10,614)	(1,112)	854.5%	(65,040)	-83.7%
Net Income (loss) after income taxes	39,756	11,450	247.2%	(166,608)	—
Gain from equity method investments	104	784	-86.7%	1,784	-94.2%
Net income (loss)	39,860	12,234	225.8%	(164,824)	—
Accretion of interest to noncontrolling interest	(204)	(268)	-23.9%	(381)	-46.5%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	39,656	11,966	231.4%	(165,205)	—
Gross margin	19.9%	27.5%	—	-7.4%	—
Operating margin	10.9%	4.4%	—	-36.9%	—
Earnings (loss) per ordinary share (basic and diluted)(1)	0.00	0.00	—	(0.01)	—
Earnings (loss) per ADS (basic and diluted)	0.06	0.02	—	(0.30)	—
Wafers shipped (in 8” equivalent wafers)(2)	608,372	605,543	0.5%	374,116	62.6%
Capacity utilization(3)	90.5%	92.0%	—	65.6%	—

Note:

(1)	Based on weighted average ordinary shares of 31,997 million (basic) and 32,044 million (diluted) in 4Q12, 31,983million (basic) and 31,993 million (diluted) in 3Q12, and 27,483 million (basic) and 27,483 million (diluted) in 4Q11.

(2)	Including copper interconnects.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue increased to $485.9 million in 4Q12, up 5.4% QoQ from $461.2 million in 3Q12, mainly due to the change in product mix in favour of shipments with higher average selling price.

•	Cost of sales increased to $389.1 million in 4Q12, an increase of 16.4% QoQ from $334.3 million in 3Q12. This was mainly because the Shanghai 12” fab entered volume production in 4Q12 and as a result, all the production related costs were removed from the R&D expense line and treated as manufacturing costs.

•	Gross profit was $96.8 million in 4Q12, a decrease of 23.7% QoQ from $126.8 million in 3Q12 due to the same reason mentioned in the change of cost of sales.

•	Gross margin was 19.9% in 4Q12, down from 27.5% in 3Q12 primarily due to the same reason mentioned in the change of cost of sales. The inclusion of Shanghai 12” fab production related costs led to a 4.4% decrease in gross margin in 4Q12.

•	Operating expenses decreased to $44.0 million in 4Q12, a decrease of 58.6% QoQ from $106.5 million in 3Q12, mainly due to the reasons stated in Operating Expense (Income) Analysis.

•	Income tax expense was $10.6 million in 4Q12. Compared to income tax expense of $1.1 million in 3Q12, the increase was mainly due to Land Appreciation Tax related to the disposal of part of the living quarters in Shanghai.

Analysis of Revenue

Revenue Analysis
By Application	4Q12	3Q12	4Q11
Computer	1.0%	1.5%	3.3%
Communications	47.4%	46.7%	44.1%
Consumer	42.6%	43.1%	42.5%
Others	9.0%	8.7%	10.1%
By Service Type	4Q12	3Q12	4Q11

Wafers(1)	94.0%	94.9%	92.2%
Mask making, testing, others	6.0%	5.1%	7.8%
By Customer Type	4Q12	3Q12	4Q11

Fabless semiconductor companies	86.6%	86.8%	88.5%
Integrated device manufacturers (IDM)	9.3%	8.8%	8.2%
System companies and others	4.1%	4.4%	3.3%
By Geography	4Q12	3Q12	4Q11

North America	54.4%	55.2%	55.9%
China(2)	34.8%	35.3%	34.1%
Eurasia(3)	10.8%	9.5%	10.0%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	4Q12	3Q12	4Q11

40/45?nm	2.6%	0.8%	0.3%
55/65?nm	35.3%	34.8%	21.0%
90?nm	8.0%	9.4%	9.2%
0.13 µm	10.2%	11.8%	22.3%
0.15/0.18?µm	39.9%	37.5%	37.2%
0.25/0.35 µm	4.0%	5.7%	10.0%

Note:
(1) Including 0.13 μm copper interconnects
(2) Including Hong Kong, but excluding Taiwan
(3) Excluding mainland China

Capacity*

Fab / (Wafer Size)	4Q12	3Q12
Shanghai Mega Fab (8”)	90,000	90,000
Shanghai 12-inch Fab (12”)	13,500	—
Beijing Mega Fab (12”)	78,750	78,750
Tianjin Fab (8”)	37,000	37,000
Total monthly wafer fabrication capacity	219,250	205,750

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Capacity increased to 219,250 8-inch equivalent wafers in 4Q12 from 205,750 8-inch equivalent wafers in 3Q12, primarily because the Shanghai 12” fab entered into volume production in 4Q12.

Shipment and Utilization

8” equivalent wafers	4Q12	3Q12	QoQ	4Q11	YoY
Wafer shipments including copper interconnects	608,372	605,543	0.5%	374,116	62.6%
Utilization rate(1)	90.5%	92.0%	—	65.6%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q12	3Q12	QoQ	4Q11	YoY
Cost of sales	389,127	334,348	16.4%	310,959	25.1%
Depreciation	112,290	93,258	20.4%	106,150	5.8%
Other manufacturing costs	276,367	240,621	14.9%	204,546	35.1%
Share-based compensation	470	469	0.2%	263	78.7%
Gross profit	96,767	126,820	-23.7%	(21,331)	—
Gross margin	19.9%	27.5%	—	-7.4%	—

•	Cost of sales increased to $389.1 million in 4Q12, an increase of 16.4% QoQ from $334.3 million in 3Q12. This was mainly because the Shanghai 12” fab entered volume production in 4Q12 and as a result, all the production related costs were removed from the R&D expense line and treated as manufacturing costs.

•	Gross profit was $96.8 million in 4Q12, a decrease of 23.7% QoQ from $126.8 million in 3Q12, mainly due to the same reason mentioned above.

•	Gross margin was 19.9% in 4Q12, down from 27.5% in 3Q12, primarily due to the same reason mentioned above. The inclusion of Shanghai 12” fab production related costs led to a 4.4% decrease in gross margin in 4Q12.

Operating Expense (Income) Analysis

Amounts in US$ thousands	4Q12	3Q12	QoQ	4Q11	YoY
Total operating expenses	44,044	106,452	-58.6%	85,667	-48.6%
Research and development	26,676	72,945	-63.4%	38,921	-31.5%
General and administrative	29,437	24,857	18.4%	25,038	17.6%
Selling and marketing	8,629	8,178	5.5%	9,283	-7.0%
Other operating expense (income)	(20,698)	472	—	12,425	—

•	R&D expenses decreased to $26.7million in 4Q12, down 64.3% QoQ from $72.9 million in 3Q12, mainly due to two factors: a) the Shanghai 12” fab entered volume production in 4Q12 and as a result, all the production related costs were removed from the R&D expense line and treated as manufacturing costs and b) R&D grant of $10.1 million was recorded in 4Q12 compared to $1.2 million in 3Q12.

•	General and administrative expense increased to $29.4 million in 4Q12, up 18.4% QoQ from $24.8 million in 3Q12, mainly due to employee bonus accrual.

•	Other operating income in 4Q12 was $20.7 million mainly due to gain arising from the disposal of part of the living quarters in Shanghai.

Total Other Income (Loss), Net

Amounts in US$ thousands	4Q12	3Q12	QoQ	4Q11	YoY
Total other income (loss), net	(2,353)	(7,806)	-69.9%	5,430	—
Interest income	1,276	1,087	17.4%	1,342	-4.9%
Interest expense	(10,107)	(10,835)	-6.7%	(5,345)	89.10%
Foreign currency exchange gain	4,434	1,405	215.6%	6,776	-34.6%
Other, net	2,044	537	280.6%	2,657	-23.1%

Depreciation and Amortization

Amounts in US$ thousands	4Q12	3Q12	2Q12	1Q12
Depreciation and amortization	139,638	142,833	140,386	142,503

Liquidity

Amounts in US$ thousands	4Q12	3Q12
Cash and cash equivalents	358,490	231,785
Restricted cash	217,603	244,151
Accounts receivable	278,111	289,117
Inventories	295,728	262,242
Others	124,107	105,873
Total current assets	1,274,039	1,133,168
Accounts payable	331,394	343,810
Short-term borrowings	383,225	410,870
Current portion of long-term debt	184,579	249,404
Others	215,803	193,089
Total current liabilities	1,115,001	1,197,173
Cash Ratio	0.3x	0.2x
Quick Ratio	0.9x	0.7x
Current Ratio	1.1x	0.9x

Capital Structure

Amounts in US$ thousands	4Q12	3Q12
Cash and cash equivalents	358,490	231,785
Restricted cash	217,603	244,151
Current portion of promissory notes	29,374	29,582
Non-current portion of promissory notes	—	14,482
Short-term borrowings	383,225	410,870
Current portion of long-term debt	184,579	249,404
Long-term debt	528,612	401,000
Total debt	1,096,416	1,061,274
Equity(1)	2,269,535	2,228,166
Total debt to equity ratio(2)	48.3%	47.6%

Note:

(1)	Including portion of noncontrolling interest.

(2)	Total debt divided by equity, total debt including short-term borrowings, current portion of long-term debt and long-term debt.

Cash Flow

Amounts in US$ thousands	4Q12	3Q12
Net cash provided by operating activities	189,817	119,023
Net cash used in investing activities	(80,737)	(128,349)
Net cash provided by (used in) financing activities	17,834	(49,712)
Effect of exchange rate changes	(209)	129
Net change in cash	126,705	(58,909)

Capex Summary

Amounts in US$ thousands	4Q12	3Q12	2Q12	1Q12
Capital expenditures	102,221	130,336	83,509	183,216

■ Capital expenditures for 2012 were $499.3 million.

Recent Highlights and Announcements

• SMIC Added to Ocean Tomo 300 Patent Index (2013-02-02)
• Kilopass NVM IP Achieves JEDEC Qualification on High-Demand SMIC 65/55/40nm Processes (2013-01-31)
• Notification of Board Meeting (2013-01-09)
• SMIC Selected Again for Hang Seng Corporate Sustainability Index Series (2013-01-07)
• SMIC Achieves Breakthrough in Backside-Illuminated Image Sensors (2012-12-20)
• SMIC Names Mike Rekuc SVP of Worldwide Sales (2012-12-11)
• SMIC Analyst & Investor Day 2012 - Market Opportunities, Strategic Differentiation and Sustainable Profitability (2012-11-15)
• Grant of Options (2012-11-15)
• SMIC Reports Results for the Three Months Ended September 30, 2012 (2012-11-05)
• SMIC Named One of Top 10 Chinese Semiconductor Firms by CSIA (2012-10-23)
• Notification of Board Meeting (2012-10-11)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	December 31, 2012	September 30, 2012
	(Unaudited)	(Unaudited)
Sales	485,894	461,168
Cost of sales	389,127	334,348
Gross profit	96,767	126,820

Operating expenses:
Research and development	26,676	72,945
General and administrative	29,437	24,857
Selling and marketing	8,629	8,178
Other operating expense (income)	(20,698)	472
Total operating expenses, net	44,044	106,452

Income from operations	52,723	20,368
Total other loss, net	(2,353)	(7,806)
Income before income tax and equity investment	50,370	12,562

Income tax expense	(10,614)	(1,112)
Gain from equity method investments	104	784
Net income	39,860	12,234

Accretion of interest to noncontrolling interest	(204)	(268)
Income attributable to Semiconductor Manufacturing International Corporation	39,656	11,966

Net income	39,860	12,234

Other comprehensive income (loss):
Foreign currency translation adjustment	(2)	259

Comprehensive income	39,858	12,493

Comprehensive income attributable to noncontrolling interest	(204)	(268)

Comprehensive Income attributable to Semiconductor Manufacturing International Corporation	39,654	12,225

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.06	0.02
Shares used in calculating basic earnings per share	31,996,848,100	31,983,237,987
Shares used in calculating diluted earnings per share	32,044,388,752	31,993,047,951

As of
	December 31, 2012	September 30, 2012
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	358,490	231,785
Restricted cash	217,603	244,151
Accounts receivable, net of allowances of $45,340 and $45,099 at December 31, 2012 and September 30, 2012, respectively	278,111	289,117
Inventories	295,728	262,242
Prepaid expense and other current assets	124,107	105,873
Total current assets	1,274,039	1,133,168

Prepaid land use rights	73,962	75,854
Plant and equipment, net	2,385,435	2,434,508
Acquired intangible assets, net	235,378	231,455
Other long-term assets	104,344	103,809
TOTAL ASSETS	4,073,158	3,978,794

LIABILITIES, NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	331,394	343,810
Accrued expenses and other current liabilities	186,429	163,507
Short-term borrowings	383,225	410,870
Current portion of promissory notes	29,374	29,582
Current portion of long-term debt	184,579	249,404
Total current liabilities	1,115,001	1,197,173

Long-term liabilities:
Promissory notes	0	14,482
Long-term debt	528,612	401,000
Other long-term liabilities	155,785	134,091
Total long-term liabilities	684,397	549,573

Total liabilities	1,799,398	1,746,746

Noncontrolling interest	5,176	4,972
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623 and 31,986,671,530 shares issued and outstanding at December 31, 2012 and September 30, 2012 , respectively	12,800	12,795
Additional paid-in capital	4,246,744	4,244,895
Accumulated other comprehensive loss	3,916	3,918
Accumulated deficit	(1,994,876)	(2,034,532)
Total equity	2,268,584	2,227,076

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	4,073,158	3,978,794

	For the three months ended
	December 31, 2012	September 30, 2012
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net income	39,860	12,234
Depreciation and amortization	139,638	142,833
Gain from equity investments	(104)	(784)
Changes in working capital and others	10,423	(35,260)

Net cash provided by operating activities	189,817	119,023

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(100,959)	(117,369)
Intangible assets	(20,377)	(13,244)
Changes in short-term investments	(12,260)	(1,269)
Changes in restricted cash relating to investing activities	16,623	2,751
Others	36,236	782

Net cash used in investing activities	(80,737)	(128,349)

Financing activities:
Proceeds from short-term borrowings	175,029	136,202
Repayment of short-tem borrowings	(202,675)	(205,789)
Proceeds from long-term debt	127,612	36,000
Repayment of long-term debt	(64,825)	(14,817)
Repayment of promissory notes	(15,000)	—
Others	(2,307)	(1,308)

Net cash provided by (used in) financing activities	17,834	(49,712)

Effect of exchange rate changes	(209)	129

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	126,705	(58,909)
CASH AND CASH EQUIVALENTS, beginning of period	231,785	290,694
CASH AND CASH EQUIVALENTS, end of period	358,490	231,785

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 6, 2013